Exhibit (a)(5)(C)

KINDRED HEALTHCARE SENDS LETTER TO GENTIVA

LOUISVILLE, Ky. (June 27, 2014) – Kindred Healthcare, Inc. (“Kindred” or the “Company”) (NYSE:KND) today sent the following letter to the board of directors of Gentiva Health Services, Inc. (“Gentiva”) (NASDAQ: GTIV):

June 27, 2014

Rodney Windley

Executive Chairman

Gentiva Health Services, Inc.

3350 Riverwood Parkway, Suite 1400

Atlanta, GA 30339

Tony Strange

Chief Executive Officer, President and Director

Gentiva Health Services, Inc.

3350 Riverwood Parkway, Suite 1400

Atlanta, GA 30339

Dear Rod and Tony:

We are writing to you, and the entire board of directors of Gentiva, regarding the reports in the marketplace that Gentiva may be pursuing an acquisition of Amedisys (NASDAQ: AMED). We are concerned that, while refusing to discuss Kindred’s highly attractive cash offer, the Gentiva board may be pursuing a course that would disenfranchise its shareholders through a value-destroying and highly levered transaction with Amedisys.

We believe it is incumbent on the Gentiva board, in fulfilling its fiduciary duty to its shareholders, to sit down with Kindred immediately and explore our value-enhancing proposal before entering into any agreement that could impair the value of, or preclude, a Kindred-Gentiva combination.

As you know, our all-cash offer of $14.50 per share represents a 70% premium to Gentiva’s closing share price on May 14, 2014 (the day prior to Kindred making its proposal public), and would deliver immediate and certain value to Gentiva shareholders. In addition, we have expressed a willingness to offer cash and stock in a structure that would allow Gentiva shareholders to participate further in the synergies and upside potential of the proposed combination. We have also indicated that we would be prepared to consider increasing the value of our offer if Gentiva were to commence discussions and demonstrate additional value.

Even before the Amedisys reports were brought to our attention, we listened with interest to the remarks of Gentiva’s Chief Financial Officer, Eric Slusser, at the Wells Fargo Healthcare Conference, particularly his statements indicating that a vertically integrated post-acute care provider would be best positioned to deliver effective care in the long run. This is one of the many reasons why we believe the proposed combination of Kindred and Gentiva makes so much sense.

680 South Fourth Street Louisville, Kentucky 40202

502.596.7300 www.kindredhealthcare.com

Kindred Healthcare Sends Letter to Gentiva

June 27, 2014

A Kindred-Gentiva combination would offer the benefits of vertical integration and position our combined company to provide integrated post-acute care at lower cost to a much broader range of patients. As both Gentiva and Amedisys focus exclusively on home health and hospice care, such a combination would not similarly advance the interests of patients or position Gentiva at the forefront of changes to the U.S. healthcare delivery system.

We note that Kindred has an outstanding track record of successfully integrating acquisitions, including most recently RehabCare and Senior Home Care. In contrast to Kindred, both Gentiva and Amedisys have experienced integration challenges in the past. We believe the combination of Kindred and Gentiva would have minimal execution risk and a high likelihood of swift and seamless integration.

Kindred remains firmly committed to the proposed combination with Gentiva, but we take our responsibilities to our shareholders very seriously. If Gentiva were to move forward with any other transaction, Kindred would review the outstanding $14.50 cash offer and consider revising or withdrawing it.

As we have stated repeatedly over the last six weeks, we would strongly prefer to work with the Gentiva board to reach a negotiated agreement. We have repeatedly requested meetings with you, and are prepared to meet with you and your advisors as soon as is practicable. We once again call upon your board to immediately commence good-faith discussions with Kindred, so that our companies can move forward with a combination that serves the interests of all our stakeholders.

Sincerely,

Paul J. Diaz

Chief Executive Officer

Kindred Healthcare, Inc.

cc: Phyllis R. Yale, Chair of the Board

Forward-Looking Statements

This press release includes forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Company’s ability to complete the Offering, the Company’s anticipated use of proceeds from the Offering, the Company’s proposed acquisition, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this press release that are not historical facts are forward-looking statements that are estimates reflecting the best judgment of the Company based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from the Company’s expectations as a result of a variety of factors, including, without limitation, those set forth in the Company’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control, that may cause the Company’s actual results, performance or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors detailed from time to time in the Company’s filings with the SEC.

680 South Fourth Street    Louisville, Kentucky 40202

502.596.7300    www.kindredhealthcare.com

Kindred Healthcare Sends Letter to Gentiva

June 27, 2014

Many of these factors are beyond the Company’s control. The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future performance. The Company disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

This press release is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities of Gentiva. The solicitation and offer to buy Gentiva common stock have been made pursuant to an offer to purchase and related materials, as they may be amended from time to time. Investors and shareholders should read those filings carefully as they contain important information, including the terms and conditions of the offer. The offer to purchase and related materials, as well as Kindred’s other public filings, have been filed with the SEC and may be obtained without charge at the SEC’s website at www.sec.gov and at Kindred’s website at www.kindredhealthcare.com. The offer to purchase and related materials may also be obtained for free by contacting the information agent for the tender offer, D.F. King & Co., Inc. at (212) 269-5550 (collect) or (800) 859-8508 (toll-free) or by email at gentivaoffer@dfking.com.

About Kindred Healthcare

Kindred Healthcare, Inc., a top-150 private employer in the United States, is a FORTUNE 500 healthcare services company based in Louisville, Kentucky with annual revenues of $5 billion and approximately 63,000 employees in 47 states. At March 31, 2014, Kindred through its subsidiaries provided healthcare services in 2,313 locations, including 100 transitional care hospitals, five inpatient rehabilitation hospitals, 99 nursing centers, 22 sub-acute units, 157 Kindred at Home hospice, home health and non-medical home care locations, 105 inpatient rehabilitation units (hospital-based) and a contract rehabilitation services business, RehabCare, which served 1,825 non-affiliated facilities. Ranked as one of Fortune magazine’s Most Admired Healthcare Companies for six years in a row, Kindred’s mission is to promote healing, provide hope, preserve dignity and produce value for each patient, resident, family member, customer, employee and shareholder we serve. For more information, go to www.kindredhealthcare.com.

Contacts

Media Susan Moss Senior Vice President, Marketing and Communications Kindred Healthcare, Inc. 502-596-7296 or Andy Brimmer / Andrew Siegel Joele Frank, Wilkinson Brimmer Katcher 212-355-4449	Investors and Analysts Hank Robinson Senior Vice President, Tax and Treasurer Kindred Healthcare, Inc. 502-596-7732 or Jordan Kovler / Kristian Klein D.F. King & Co., Inc. 212-232-2247

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680 South Fourth Street    Louisville, Kentucky 40202

502.596.7300    www.kindredhealthcare.com